

December 26, 2012

Via E-mail
W. Bennett Collett, Jr.
Chief Executive Officer
Florida Gaming Corporation
3500 NW 37th Avenue
Miami, FL 33142

> **Re:** **Florida Gaming Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 17, 2012**
> **File No. 000-09099**

Dear Mr. Collett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include the information required by Item 402(t) of Regulation S-K or tell us why you do not believe that this is necessary.

Purchase Price, page 6

To the Company, page 6

2. Please revise to clarify the amount the company will receive pursuant to the sale transaction with Silvermark by identifying in tabular form the aggregate purchase price expected to be received followed by the amount that the purchase price will be reduced for purposes of repayment of outstanding indebtedness, the payment of amounts due pursuant to the warrant agreement with ABC Funding, the indemnification escrow, the transaction fees and costs, any salary payments, the estimated costs to maintain your company, the accrued dividends and liquidation preferences on your outstanding classes

of preferred stock and any other expenses. For each expense, if applicable, please identify the party that will receive such funds and, to the extent that such parties are related parties, please include a footnote that identifies the party as such with a cross-reference to your Interests of Certain Parties in the Matters to be Acted Upon section.

3. We note your disclosure on page 8 that following the closing of the transaction contemplated by the sale transaction, you will continue to pay consulting fees to Freedom Financial. With a view towards revised disclosure please tell us why you intend to continue your consulting agreement with Freedom Financial after the sale of your only operating asset.

Interests of Certain Parties in the Matters to be Acted Upon, page 8

4. Please revise to identify the parties discussed in this section and to quantify the approximate dollar value of the amount involved in each transaction and the related person's interest in the transaction. In addition, please revise to disclose the guarantee of the termination fee of $4.6 million dollars, payable to Silvermark, by W. Bennett Collett and W. Bennett Collett, Jr. Disclose the aggregate amount of the interests discussed on page 37 here. Also indicate the current salaries of each of the Colletts to assist investors in understanding their possible interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
Joshua M. O'Bryan
Frost Brown Todd LLC